Exhibit 99.1

Oncolytics Biotech® Inc. Announces Overall and KRAS-Mutated Patient Data from U.S. Randomized Phase 2 Pancreatic Cancer Study

TORONTO, Sept. 16, 2014 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced overall and KRAS-mutated patient data from a two-arm randomized phase 2 study of carboplatin, paclitaxel plus REOLYSIN® (test arm) versus carboplatin and paclitaxel alone (control arm) in the first line treatment of patients with recurrent or metastatic pancreatic cancer (NCI-8601). The trial is sponsored by the U.S. National Cancer Institute (NCI) through a clinical trials agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis and Oncolytics. Oncolytics provided clinical supplies of REOLYSIN® for the study and paid for the immune and genetic testing of the patients.

Summary Findings
The overall objectives of the study were to determine the progression free survival of the overall patient population and the patient population according to KRAS mutation status.

Overall patient population
The study enrolled 73 patients; 37 were in the control arm, 36 were in the test arm. The median progression free survival for the control arm was 5.16 months (95% confidence interval (CI) = 2.267 to 6.176) versus 5.26 months for the test arm (95% CI = 3.187 to 6.307) (see Figure 1).

Figure 1 - Kaplan-Meier plot of the Progression Free Survival (PFS) of the control arm versus the test arm of the overall patient population. See Figure 1 link at bottom of this release.

KRAS mutated patient population
As part of the study design, patients were screened for KRAS status at codon 12. Of the 60 patients where KRAS status could be determined (mutant vs wild type), 44 (73%) had mutations in the KRAS gene (n = 23 in the control arm, n = 21 in the test arm). Median progression free survival in the test arm was 5.72 months (95% CI = 3.187 to 6.767) versus 4.11 months in the control arm (95% CI = 1.938 to 6.176) (see Figure 2). This translates into a 1.61 month (39%) improvement in median progression free survival in the test arm versus the control arm. Three patients on the test arm and one on the control arm had not progressed as of the time of analysis.

Figure 2 - Kaplan-Meier plot of the Progression Free Survival (PFS) of the control arm versus the test arm of the KRAS mutated patient population. See Figure 2 link at bottom of this release.

Crossover patient population
Patients on the control arm who progressed on carboplatin and paclitaxel had the option of adding REOLYSIN® to their regimen. At the time of the analysis, 16 patients crossed over to the test arm regime. The best responses after crossover were one partial response (PR), six stable disease (SD), seven progressive disease (PD), and two not evaluable, giving a disease control rate (complete response (CR) + PR + SD) of 50% in the carboplatin and paclitaxel failed group.

"This is the first randomized clinical evidence that screening patients for their KRAS status could influence their clinical outcomes when treated with a drug regime that includes REOLYSIN®," said Dr. Alan Tuchman, Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer of Oncolytics. "These findings support previous evidence of REOLYSIN® being active in cancer cells with an activated RAS pathway and warrants confirmation of KRAS status as a potential predictive biomarker in future studies."

The study was an open-label, multi-institution, two-arm phase 2 randomized study of patients with metastatic pancreatic cancer. Patients were randomized to receive either carboplatin, paclitaxel plus REOLYSIN® (test arm) or carboplatin and paclitaxel alone (control arm). Patients in both arms received treatment every three weeks (21-day cycles) and standard intravenous doses of paclitaxel and carboplatin on day one only. In the test arm, patients also received intravenous REOLYSIN® at a dose of 3x1010 TCID50 on days one through five. Tumor response assessment was done by computed tomography (CT) scan and conducted every eight weeks. Patients who progressed on carboplatin and paclitaxel (control arm) had REOLYSIN® added. If patients experienced significant toxicity related to carboplatin and/or paclitaxel, they could continue with single agent REOLYSIN®.

The primary endpoint of the trial is to assess improvement in progression-free survival with REOLYSIN®, carboplatin and paclitaxel relative to carboplatin and paclitaxel alone in patients with metastatic pancreatic cancer. The primary endpoint is progression free survival in both arms. Secondary endpoints include safety, overall response rate, overall survival, immune factors and to prospectively establish and validate the relationship between Ras mutations in tumor samples and response to REOLYSIN®.

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast with slide presentation on Tuesday September 16, 2014, at 4:30 p.m. MT (6:30 p.m. ET) to discuss in more depth the data from the randomized Phase 2 study in pancreatic cancer (NCI-8601). To access, the audio of the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live multimedia webcast will be available at the following link: http://event.on24.com/r.htm?e=852599&s=1&k=641116B118D98458B495B7FACA96A1F6 or through the Company's website at http://www.oncolyticsbiotech.com/for-investors/presentations. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software to download. A replay of the multimedia webcast will be available at http://www.oncolyticsbiotech.com/for-investors/presentations and the audio portion will also be available by telephone through Tuesday September 23, 2014. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 6077886 followed by the number sign.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the NCI-8601 randomized Phase 2 study of REOLYSIN in combination with carboplatin and paclitaxel in patients with pancreatic cancer, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

Image with caption: "Figure 1 - Kaplan-Meier plot of the Progression Free Survival (PFS) of the control arm versus the test arm of the overall patient population (CNW Group/Oncolytics Biotech Inc.)". Image available at: http://photos.newswire.ca/images/download/20140916_C9192_PHOTO_EN_42792.jpg

Image with caption: "Figure 2 - Kaplan-Meier plot of the Progression Free Survival (PFS) of the control arm versus the test arm of the KRAS mutated patient population (CNW Group/Oncolytics Biotech Inc.)". Image available at: http://photos.newswire.ca/images/download/20140916_C9192_PHOTO_EN_42793.jpg

%CIK: 0001129928

For further information:

TMX Equicom
Nick Hurst
300 5th Ave. SW, 10th Floor
Calgary, Alberta  T2P 3C4
Tel: 403.218.2835
Fax: 403.218.2830
nhurst@tmxequicom.com

TMX Equicom
Michael Moore
San Diego, CA
Tel: 858.886.7813
mmoore@tmxequicom.com

Dian Griesel, Inc.
Susan Forman
335 West 38th Street, 3rd Floor
New York, NY  10018
Tel:  212.825.3210
Fax:  212.825.3229
sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:06e 16-SEP-14